SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ITEX CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   465647 204
                                 (CUSIP Number)

                                  Steven White
                          3625 132nd Ave. SE, Ste. 200
                           Bellevue, Washington 98006
                                 (425) 463-4000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 30, 2004
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                       (Continued on the following pages)

--------------------                                          ------------------
CUSIP No. 465647 204                   13D                    Page 2 of  6 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
   1     Name of Reporting Person

                  Steven White

         I.R.S. Identification No. of Above Person (Entities Only)
                  N/A
--------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*             (a)  |_|

                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3     SEC Use Only

--------------------------------------------------------------------------------
   4     Source Of Funds*

                  PF, SC
--------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)

         |_|
--------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         United States citizen
--------------------------------------------------------------------------------
  Number of               7    Sole Voting Power

   Shares                      957,120
                        --------------------------------------------------------
Beneficially              8    Shared Voting Power

  Owned by                     - 0 -
                        --------------------------------------------------------
    Each                  9    Sole Dispositive Power

  Reporting                    957,120
                        --------------------------------------------------------
 Person With             10    Shared Dispositive Power

                               - 0 -
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         957,120
--------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         5.1%
--------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.01 per share, of ITEX Corporation, a Nevada corporation ("ITEX" or the "Company"). The address of ITEX's principal executive office is 3625 132nd Ave. SE, Ste. 200, Bellevue, Washington 98006.

Item 2. Identity and Background.

      The names, addresses, principal occupations or employment, involvement in certain legal proceedings, and citizenship of the person filing this statement is as follows:

      (a) Steven White

      (b) 3625 132nd Ave. SE, Ste. 200, Bellevue, Washington 98006

      (c) Mr. White is Chief Executive Officer and Interim Chief Financial Officer of ITEX Corporation, located at 3625 132nd Ave. SE, Ste. 200, Bellevue, Washington 98006.

      (d) Mr. White, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. White, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. White being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) United States citizen

Item 3. Source and Amount of Funds or Other Consideration.

      The securities owned by Steven White listed in Item 5 below were acquired by personal funds and in exchange for services rendered ITEX. In 2001, Mr. White was retained by ITEX as an independent consultant. As part of his compensation, Mr. White was issued 250,000 shares of ITEX common stock. Since being elected as a director of ITEX in 2003, Mr. White has been compensated for his service as a director by an annual grant of 40,000 shares of common stock. On May 3, 2004, Mr. White was awarded as compensation 300,000 shares of common stock for services rendered ITEX as Chief Executive Officer. The remaining 327,120 shares were purchased from Mr. White's personal funds in the aggregate amount of $67,093.20, excluding brokerage fees.

Item 4. Purpose of Transaction.

      The shares of common stock owned by Steven White listed in Item 5 below were acquired by the reporting person as compensation and solely for investment purposes, and not for the purpose of acquiring control of the Company.

      It is the intention of the reporting person, subject to and depending upon availability at prices deemed favorable by him, to purchase additional shares of common stock of the Company from time to time for the purpose of investment, either in market or privately negotiated transactions. During the period from September 2003 to July 2004, the reporting person acquired beneficial ownership of an additional 667,120 shares of common stock, 327,120 shares by purchase and 340,000 shares as compensation for services.

      Further, while it is not the present intention of the reporting person to do so, he reserves the right to dispose of shares of common stock held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions, the availability of current public information, and other factors.

      Other than as set forth above, the reporting person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The reporting person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) and (b) Beneficial Ownership. The person filing this statement is the beneficial owner of the following numbers of shares of Company common stock which represent the indicated percentage of the 18,887,565 shares of common stock outstanding as of May 7, 2004:

                                                      Shares           Percent
                                                   Beneficially       of Voting
      Name                                            Owned             Shares
      ----                                            -----             ------

      Steven White                                   957,120(1)          5.1%

      (1) Mr. White has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.


      (c) Recent Transactions. The following table identifies each transaction in Company common stock that was effected during the past 60 days by any person filing this statement:

      Transactions in Company Common Stock by Steven White

         Date of                                      Number of ITEX     Price
       Transaction     Nature of Transaction              Shares       per share
       -----------     ---------------------              ------       ---------
      July 30, 2004    Open market purchase                15,000        $ .23
      July 30, 2004    Privately negotiated purchase       10,000        $ .23
      July 30, 2004    Open market purchase                10,000        $ .22
      July 30, 2004    Privately negotiated purchase      200,000          .22
      July 29, 2004    Open market purchase                   120        $ .21

      (d) No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company stock from any person filing this statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

      The reporting person filing this statement has executed a power of attorney, a copy of which is attached to this Schedule 13D as Exhibit 1.0. The power of attorney authorizes the Company's filing coordinator to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the person executing the power of attorney.

      The 300,000 shares awarded as compensation in May 2004 were granted under the ITEX Corporation 2004 Equity Incentive Plan, intended to serve as an equity incentive program for management, qualified employees, non-employee members of the board of directors, and independent advisors or consultants. A copy of the Company's 2004 Equity Incentive Plan was filed as Appendix B to the Company's Proxy Statement on Schedule 14A, filed on February 13, 2004, and is incorporated by reference.

      Other than the ITEX Corporation 2004 Equity Incentive Plan and the power of attorney referred to above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      1.0   Power of Attorney executed by Steven White in connection with
            Schedule 13D and other filings under the Securities Exchange Act of 1934.

__________________

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004

/s/ Steven White
-------------------------------

      Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)